SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                              Commission File Number:  000-31040
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(Check One):
|_| Form 10-K and Form 10-KSB      |_| Form 11-K
|_| Form 20-F      [X] Form 10-Q and Form 10-QSB      |_|  Form N-SAR

         For period ended September 30, 2005

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

         For the Transition Period Ended:  N/A

             Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

        Full name of registrant     Adsero Corp.
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        Former name if applicable
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        Address of principal executive office  2101 Nobel Street
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        City, State and Zip Code    Sainte Julie, Quebec J3E 1Z8
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                                     PART II
                             RULES 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, -SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to delays in assembling information regarding recent events, we are unable to file within the prescribed time period.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact with regard to this notification.

       Scott E. Rapfogel Esq.        (212)                   400-6900
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                                  (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                          [X] Yes [ ] No

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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                             [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

         During the quarter ended September 30, 2005 we had revenues of approximately $6.5 million and a net loss, after $466,000 of restructuring charges, of approximately $990,000, as compared to revenue of $0 and a net loss of $349,201 for the quarter ended September 30, 2004. During the quarter ended September 30, 2005 we had cost of goods sold of approximately $4,967,000 and selling, general, and administrative expenses of approximately $1,714,000. The significant changes in our earnings statement data is directly attributable to our January 2005 acquisition of Teckn-O-Laser Global Company.

                                  Adsero Corp.
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                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: November 14, 2005

                                        /s/ William Smith
                                        -----------------
                                        By: William Smith
                                            Secretary

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